Filed pursuant to Rule 433
February 24, 2015

Relating to
Preliminary Prospectus Supplement dated February 24, 2015 to
Prospectus dated December 9, 2013
Registration Statement No. 333-192721

Tyco Electronics Group S.A.

€550,000,000 1.100% Senior Notes due 2023

Fully and Unconditionally Guaranteed by

TE Connectivity Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantor:	TE Connectivity Ltd.

Offering Format:	SEC Registered

Size:	€550,000,000 aggregate principal amount of 1.100% senior notes due 2023 (the “Notes”)

Maturity:	March 1, 2023

Coupon:	1.100% per annum

Price to Public:	99.680% of face amount

Yield to Maturity:	1.142%

Spread to Benchmark German Government Security:	97.8 bps

Benchmark German Government Security:	DBR 1.500% due February 15, 2023

Benchmark German Government Security Price/Yield:	110.57 / 0.164%

Mid-Swap Yield:	0.562%

Mid-Swap Maturity:	8-year

Spread to Mid-Swap:	+58 bps

Interest Payment Dates:	Annually on March 1, commencing on March 1, 2016 (long first coupon)

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at its option at any time prior to December 1, 2022 (three months prior to the maturity date of the Notes) at the make-whole redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and a make-whole amount based on a discount rate equal to the applicable Comparable Government Bond Rate (as defined below) plus 15 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, discounted on an annual basis (ACTUAL/ACTUAL (ICMA)).

The Issuer may redeem the Notes, in whole or in part at its option at any time on or after December 1, 2022 (three months prior to the maturity date of the Notes) at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

“Comparable Government Bond Rate” means, the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the Notes, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by the Issuer.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Issuer, a German Bundesanleihe security whose maturity is closest to the maturity of the Notes, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other German Bundesanleihe security as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German Bundesanleihe securities selected by such independent investment bank, determine to be appropriate for determining the Comparable Government Bond Rate.

Change of Control:	Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the Notes, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Form/Clearing Systems:	The Notes will be issued only in registered, book-entry form. There will be a global Note deposited with a common depositary for Euroclear and Clearstream.

Day Count Convention:	ACTUAL/ACTUAL (ICMA), following, unadjusted

Trade Date:	February 24, 2015

Settlement Date:	February 27, 2015

Listing:	Application will be made to have the Notes listed on the New York Stock Exchange.

Common Code/ISIN/CUSIP:	119617308 / XS1196173089 / 902133 AS6

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	ICMA/FCA

Ratings*:	Moody’s: Baa1 S&P: A- Fitch: A-

Joint Book-Running Managers:	BNP Paribas Deutsche Bank AG, London Branch Merrill Lynch International

Co-Managers:	Banca IMI S.p.A. Barclays Bank PLC Commerzbank Aktiengesellschaft Credit Suisse Securities (Europe) Limited

*  The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch.  Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BNP Paribas toll-free at 1-800-854-5674, Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 or Merrill Lynch International toll-free at 1-800-294-1322.

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